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                               July 2, 2021

       Barry Engle
       Chief Executive Officer
       Lilium B.V.
       505 Montgomery Street, Suite 1100
       San Francisco, CA

                                                        Re: Lilium B.V.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed June 11, 2021
                                                            File No. 333-255800

       Dear Ms. Engle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2021 letter.

       Form F-4/A filed June 11, 2021

       What is the PIPE Financing?, page 11

   1.                                                   Please highlight
material differences in the terms and price of securities issued at the time of the IPO as compared
to private placements contemplated at the time of the business combination. Disclose
if the SPAC   s sponsors, directors, officers or their affiliates will
                                                        participate in the
private placement.
       What interests do the Sponsor, Qell Initial Shareholders and Qell's other current officers and directors have in the Business Combination?, page 15

   2. We note that in response to prior comment one you included the aggregate market value of the Private
placement Warrants as of March 31, 2021. Please revise to include the
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         aggregate market value of the Private Placement Warrants as of the most recent practicable date.
3. Please revise to disclose the current out of pocket expenses incurred as of the most recent practicable date.
What happens to the funds held in the Trust Account upon consummation of the Business
Combination?, page 20

4. Please revise to quantify the other fees, costs and expenses that were incurred by Qell and other parties to the Business Combination Agreement.
Risk Factors, page 44

5. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
6. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
7. We note your response to prior comment 22. Please add risk factor disclosure to discuss whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.
Vote of the Qell Initial Shareholders and Qell's Other Directors and Officers, page 83

8. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Background of the Business Combination, page 94

9. We note your response to prior comment 6. Please disclose the initial projections and assumptions.
10. We note your response to prior comment 7. We note the role that your Strategic advisor played in your diligence and valuation. Please identify the Strategic Advisor or tell us why this information is not material to shareholders.
Lilium Prospective Financial Information, page 108

11. We note your revised disclosure in response to comment 8. Please expand your disclosure to further describe the key assumptions driving the significant growth in your revenues
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         and aircraft production volume for 2024 through 2027 and why you believe the assumptions are "reasonably achievable." Also disclose any factors or contingencies that might prevent such growth from ultimately materializing.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 162

12. We note your response to prior comment 14 and that you identify multiple pro forma
         adjustments to reflect the acquisition of Qell in Lilium   s pro forma
financial statements.
         Please expand your pro forma footnote disclosure to show how the total acquisition price was determined and disclose a schedule that shows how the acquisition price was reflected in assets, liabilities, equity and expense.
General

13. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
14. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
15.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
16. We note that J.P. Morgan and Barclays performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to J.P. Morgan and
         Barclays that are contingent on completion of the business combination. Please also disclose the fees payable to Citigroup.
17. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
18. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
19. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

         You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if
 Barry Engle
Lilium B.V.
July 2, 2021
Page 4

you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameBarry Engle                             Sincerely,
Comapany NameLilium B.V.
                                                          Division of
Corporation Finance
July 2, 2021 Page 4                                       Office of
Manufacturing
FirstName LastName